October 4, 2019

Bryan A. Shinn
President and Chief Executive Officer
U.S. Silica Holdings, Inc.
24275 Katy Freeway, Suite 600
Katy, Texas 77494

       Re: U.S. Silica Holdings, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 20, 2019
           File No. 1-35416

Dear Mr. Shinn:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation